# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Kopin Corporation, CIK 0000771266
CUSIP: 500600101
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 125 North Drive, Westborough, Massachusetts (MA), 01581
Date of event which requires filing of this statement: 10/16/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002095508

## Reporting persons
- Theon International Plc.: type of reporting person: corporation (CO); citizenship or place of organization: Cyprus (G4); does not affirm membership in a group (box b); sole voting power 10,028,513; shared voting power 0; sole dispositive power 10,028,513; shared dispositive power 0; aggregate amount beneficially owned 10,028,513 (5.43% of the class)
  Comment: Represents (i) 7,695,180 shares of Common Stock and (ii) 2,333,333 shares of Common Stock issuable upon conversion of 1,000 shares of Series A Convertible Preferred Stock held by Theon International Plc.
  
  The voting power, dispositive power, and percentage of Theon International Plc.'s beneficial ownership in class are based on the assumption that all 1,000 shares of Series A Convertible Preferred Stock held by Theon International Plc. are converted into 2,333,333 shares of Common Stock. Total outstanding shares on such basis will be 184,855,629, according to information provided by the Issuer.
- Venetus Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Cyprus (G4); does not affirm membership in a group (box b); sole voting power 10,128,513; shared voting power 0; sole dispositive power 10,128,513; shared dispositive power 0; aggregate amount beneficially owned 10,128,513 (5.48% of the class)
  Comment: Represents (i) 7,695,180 shares of Common Stock and (ii) 2,333,333 shares of Common Stock issuable upon conversion of 1,000 shares of Series A Convertible Preferred Stock held by Theon International Plc., which is majority-owned by Ventus Lt, and (iii) 100,000 shares of Common Stock held by Venetus Ltd.
  
  The voting power, dispositive power, and percentage of CHRE Investment Ltd.'s beneficial ownership in class are based on the assumption that all 1,000 shares of Series A Convertible Preferred Stock held by Theon International Plc. are converted into 2,333,333 shares of Common Stock. Total outstanding shares on such basis will be 184,855,629, according to information provided by the Issuer.
- CHRE Investment Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Cyprus (G4); does not affirm membership in a group (box b); sole voting power 10,128,513; shared voting power 0; sole dispositive power 10,128,513; shared dispositive power 0; aggregate amount beneficially owned 10,128,513 (5.48% of the class)
  Comment: Represents (i) 7,695,180 shares of Common Stock and (ii) 2,333,333 shares of Common Stock issuable upon conversion of 1,000 shares of Series A Convertible Preferred Stock held by Theon International Plc., which is majority-owned by Ventus Ltd, which is in-turn majority-owned by CHRE Investment Ltd., and (iii) 100,000 shares of Common Stock held by Venetus Ltd.
  
  The voting power, dispositive power, and percentage of CHRE Investment Ltd.'s beneficial ownership in class are based on the assumption that all 1,000 shares of Series A Convertible Preferred Stock held by Theon International Plc. are converted into 2,333,333 shares of Common Stock. Total outstanding shares on such basis will be 184,855,629, according to information provided by the Issuer.
- Christianos Hadjiminas: type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); does not affirm membership in a group (box b); sole voting power 10,128,513; shared voting power 0; sole dispositive power 10,128,513; shared dispositive power 0; aggregate amount beneficially owned 10,128,513 (5.48% of the class)
  Comment: Represents (i) 7,695,180 shares of Common Stock and (ii) 2,333,333 shares of Common Stock issuable upon conversion of 1,000 shares of Series A Convertible Preferred Stock held by Theon International Plc., which is majority-owned by Ventus Ltd, which is in-turn majority-owned by CHRE Investment Ltd., and (iii) 100,000 shares of Common Stock held by Venetus Ltd. Christianos Hadjiminas is the sole shareholder of CHRE Investments Ltd. and has voting and dispositive control over CHRE Investments Ltd.
  
  The voting power, dispositive power, and percentage of Christianos Hadjiminas's beneficial ownership in class are based on the assumption that all 1,000 shares of Series A Convertible Preferred Stock held by Theon International Plc. are converted into 2,333,333 shares of Common Stock. Total outstanding shares on such basis will be 184,855,629, according to information provided by the Issuer.

## Item 1. Issuer
Name of issuer: Kopin Corporation
Address of issuer's principal executive offices: 125 North Drive, Westborough, MA, 01581

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed on the behalf of the following persons (the "Reporting Persons"):

Theon International Plc.
Venetus Ltd
CHRE Investments Ltd
Christianos Hadjiminas

Attached as Exhibit A is a copy of an agreement among the Reporting Persons that this Schedule 13G is being filed on behalf of each of them.
Address of principal business office or, if none, residence:
For Theon International Plc.:
5 Agiou Antoniou, Muskita Building 2, Office 102, 2002 Nocosia, Cyprus.

For each of Venetus Ltd and CHRE Investments Ltd:
8 Kennedy & Atho St., Athienitis House 1087, Apt. 105, Agioi Omologites, Nicosia Cyprus.

For Christianos Hadjiminas:
7 Stratigi St., 15451, N. Psychiko, Greece.
Citizenship:
Theon International Plc. is a public limited company formed under the laws of the Republic of Cyprus.

Venetus Ltd is a limited liability company formed under the laws of the Republic of Cyprus.

CHRE Investments Ltd is a limited liability company formed under the laws of the Republic of Cyprus.

Christianos Hadjiminas is a citizen of Greece.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Theon International may be deemed to beneficially own an aggregate of 10,128,513 shares of Common Stock.

Each of Venetus Ltd, CHRE Investments Ltd and Christianos Hadjiminas may be deemed to beneficially own an aggregate of 10,129,513 shares of Common Stock.
Percent of class: 5.48%
Sole power to vote or to direct the vote: 10,128,513
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 10,128,513
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Theon International Plc.: Dimitris Parthenis, Chief Financial Officer (11/06/2025)
- Venetus Ltd: Emilios Nikolaou, Director (11/06/2025)
- CHRE Investment Ltd: Petros Christou, Director (11/06/2025)
- Christianos Hadjiminas: Christianos Hadjiminas, N/A (11/06/2025)